Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Amarantus Bioscience Holdings, Inc. on Form S-8 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern dated April 3, 2015, except for Note 1A, as to which the date is August 14, 2015, with respect to our audits of the consolidated financial statements of Amarantus Bioscience Holdings, Inc. as of December 31, 2014 and 2013 and for the years then ended appearing in the Annual Report on Form 10-K.

/s/ Marcum llp

Marcum llp

New York, NY

November 3, 2015